FREEGOLD VENTURES LIMITED

Toronto Stock Exchange: ITF

OTC BB:  FGOVF

For Immediate Release

Freegold Commences Resource Expansion Activities at Almaden

Vancouver, BC, April 26, 2006.  Freegold Ventures Limited (“Freegold”) is pleased to announce its plans to expand and further advance it’s 100% controlled Almaden gold project in Idaho. Almaden is a bulk tonnage, disseminated, epithermal surface gold deposit on which Freegold completed a Feasibility Study in 1997.

Following the introduction of new management in October 2005, an overall project review was undertaken and a new independent 43-101 mineral resource calculation was completed in January 2006.  Hatch Limited of Vancouver, BC was also engaged in November 2005 to undertake a technical review of the 1997 open pit, heap leach design and to provide commentary on the underlying test-work.  Based upon the combined positive results of the Hatch review, the independent resource assessment, and Freegold’s own internal modeling, the Company is moving ahead with plans to further upgrade and expand its mineral resources before initiating new project assessments.

The 43-101 mineral resource estimated the project to contain 515,834 ounces of gold in the indicated category (24,778,000 tons grading 0.021 oz/t) and 359,802 ounces in the inferred category (19,989,000 tons grading 0.018 oz/t) within the Main and North zones.  The initial categorization of the resources into the indicated and inferred categories was due to the wide spaced geological modeling that was available to guide prior grade interpolation. With the extensive drilling on the project (677 holes), the tight spacing on the holes (88% of the resource blocks have a composite within 100 feet), and the good continuity and homogeneity of the mineralization, the new geological cross sections that are currently being generated are expected to bring most of the indicated and inferred resources into the measured category as part of the next 43-101 resource calculation.

Freegold is currently finalizing a new drill program intended to expand the size of the existing mineral resource.  Outside of the Main and North zones, Freegold will be conducting in-fill drilling within a number of zones identified by previous operators.  One area 1,500 feet to the west of the North Zone has seven drill holes that contain significant shallow intercepts assaying above the average resource grade (eg. hole SW13: 180 feet grading 0.038 oz/ton, hole SW40: 160 feet grading 0.053 oz/ton). Analytical work was carried out by Chemex Labs Ltd and Chemex Labs Inc. respectively in 1994 for a previous operator.  Six of these holes containing above resource-grade mineralization are located in a 200-foot by 50-foot wide area.  This area is open for more than 500 feet in two directions and between 200 and 300 feet in the other two directions.

On the periphery of the Main and North zones, a number of holes drilled by previous operators intercepted good intervals of resource grade mineralization (eg. Hole C10:  244 feet grading 0.023 oz/ton) (historical assay based on drilling by a previous operator in 1988 as such data may not be relied upon) but were not incorporated in the resource block model due to the wide spacing of the drilling.  Infill drilling will be conducted in these areas as well, in order to attempt to bring these intervals into the future resource.  The southern portion of the Main zone remains open, and additional holes will also be drilled in this area.

Within the Main and North zones themselves, additional drilling is expected to increase the resource at depth in areas where prior drill holes ended with grades above that used in the resource cut-off.

Selected holes in the planned drilling program, as well as samples from new surface blast pits will also be used for supplemental metallurgical testing.  One of Hatch’s conclusions from its review was that inadequate testing had been done in the past to determine the optimal crush size for the project.  While the 1997 study was based on minus 6-inch material being placed on the heap leach pads, this new testing of blasted and core material at various size fractions will help determine whether smaller crush sizes and improved recoveries could enhance the project economics.  Following the completion of the new drilling, geological modeling and metallurgical work, a new resource estimate will be generated which will serve as the basis for a new Scoping Study.

Freegold has engaged Mine Development Associates of Reno, Nevada as the project’s new resource engineers. Metallurgical test-work will be conducted under the ongoing supervision of Hatch Limited, and on site project management will be by Freegold’s new consulting geologist Edward Fields, P. Geol.  Ed Fields is a senior geologist with over 40 years experience in mineral exploration and project development.  He has several discoveries to his credit, including the K-2 gold mine in northeast Washington, and has been involved in the supervision and development of the Battle Mountain Porphyry Cu/Au mine as well as the delineation of the Ok Tedi porphyry Cu/Au deposit.

Drill permits are currently being prepared for submission, and drilling is expected to commence in the early summer.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company which is actively exploring and developing advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF.

On behalf of the Board of Directors

         For further information:

Investor Relations:

1.800.667.1870
www.freegoldventures.com

“Steve Manz”

Steve Manz

President

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER
This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission